Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

December 23, 2010

Mellissa Duru
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Cedar Fair

Dear Mellissa:

This letter is Q Funding's response to your oral comment of December 22, 2010. The comment and response is below:

What, if any, role does Jack Falfas play in the current proxy solicitation?

Response: None. Q Funding has had only limited communication with Mr. Falfas and his attorney. Mr. Falfas is not involved with Q Funding's proxy solicitation.

I trust the response is helpful. Call me if I can answer any questions.

Sincerely,

Brian J. Lane

BJL/sga

Attachment(s)

cc: Tom Briggs